May 31, 2019

Rafael R. Lizardi
Chief Financial Officer
Texas Instruments Incorporated
12500 TI Boulevard
Dallas, TX 75243

       Re: Texas Instruments Incorporated
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 22, 2019
           File No. 001-03761

Dear Mr. Lizardi:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 5. Income taxes, page 40

1. We note that in your U.S. statutory to effective income tax rate reconciliation you present a caption showing a 4.2% increase as result of U.S. Tax Act transitional non-cash expense. Please describe to us the transactions or circumstances that resulted in this reconciling item. Tell us whether this item relates to the withholding taxes in certain non-
      U.S. jurisdictions that will be incurred upon repatriation of available cash to the United
      States discussed on page 41. Revise future filings to provide similar clarifying disclosure.
 Rafael R. Lizardi
FirstName LastNameRafael R. Lizardi
Texas Instruments Incorporated
Comapany NameTexas Instruments Incorporated
May 31, 2019
Page 2
May 31, 2019 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Gary Newberry at (202) 551-3761 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery